
May 15, 2025

Lawrence Firestone
Chief Executive Officer
22nd Century Group, Inc.
321 Farmington Rd
Mocksville, NC 27028

      Re: 22nd Century Group, Inc.
           Registration Statement on Form S-3
           Filed May 8, 2025
           File No. 333-287095

Dear Lawrence Firestone:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing